
07002344


SEC MAIL PROCESSING
RECEIVED
FEB 27 2007
WASH, D.C. 203 SECTION

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-51506

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: True North Financial Services Inc

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

85 Main Street, Suite 110
(No. and Street)

North Adams (City) MA (State) 01247 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Shatswell, MacLeod & Co., P.C.
(Name – *if individual, state last, first, middle name*)

83 Pine Street (Address) West Peabody (City) MA (State) 01960-3635 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 09 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



SHATSWELL, MacLEOD & COMPANY, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

The Board of Directors
True North Financial Services, Inc.
North Adams, Massachusetts

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying consolidated balance sheets of True North Financial Services, Inc. and Subsidiary as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of True North Financial Services, Inc. and Subsidiary as of December 31, 2006 and 2005, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

Shatswell, MacLeod + Company, P.C.

SHATSWELL, MacLEOD & COMPANY, P.C.

West Peabody, Massachusetts
February 21, 2006

83 PINE STREET • WEST PEABODY, MASSACHUSETTS 01960-3635 • TELEPHONE (978) 535-0206 • FACSIMILE (978) 535-9908
smc@shatswell.com www.shatswell.com

TRUE NORTH FINANCIAL SERVICES, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

December 31, 2006 and 2005

	2006	2005
ASSETS		
Cash and due from bank	$ 537,661	$ 434,640
Deposits with clearing organization	304,279	
Money market mutual funds	170,169	104,985
Cash and cash equivalents	1,012,109	539,625
Commissions receivable, net of allowance of $4,400 as of December 31, 2006 and $4,400 as of December 31, 2005	472,928	526,222
Goodwill	332,242	332,242
Intangible assets, net of amortization of $291,151 as of December 31, 2006 and $217,321 as of December 31, 2005	530,479	449,804
Prepaid taxes	7,010	50,560
Prepaid expenses	60,574	50,789
Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation and amortization of $263,221 as of December 31, 2006 and $205,346 as of December 31, 2005	399,732	439,497
Other assets	30,360	12,477
Total assets	$2,845,434	$2,401,216
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Accrued commissions payable	$ 259,528	$ 240,088
Covenant not to compete payment due	110,755	
Payroll and sales tax payable	75,000	20,000
Deferred tax liability, net	10,673	18,811
Deferred revenue	1,000	1,000
Accounts payable and other accrued expenses	50,294	18,624
Total liabilities	507,250	298,523
Stockholder's equity:		
Common stock, no par value, authorized and issued 300 shares	90,000	90,000
Paid-in capital	1,681,166	1,681,166
Retained earnings	567,018	331,527
Total stockholder's equity	2,338,184	2,102,693
Total liabilities and stockholder's equity	$2,845,434	$2,401,216

The accompanying notes are an integral part of these consolidated financial statements.

TRUE NORTH FINANCIAL SERVICES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

For the Years Ended December 31, 2006 and 2005

	2006	2005
Revenues:		
Commissions	$3,278,269	$2,801,139
Dividend income and other interest income	21,909	2,166
Benefits administration income	7,082	1,540
Noninterest income		7,468
	3,307,260	2,812,313
Expenses:		
Employee compensation and benefits	1,031,972	873,931
Floor brokerage, exchange, and clearance fees	19,477	21,865
Dues and subscriptions	33,678	36,119
Communications and data processing	52,192	40,393
Commissions	1,202,286	1,060,292
Occupancy	116,241	119,224
Equipment	4,099	50,310
Amortization of intangible assets	73,830	67,298
Legal and accounting	55,117	142,347
Insurance	50,271	49,875
Advertising	18,194	16,001
Contributions	16,842	14,663
Office supplies	42,925	33,852
Other expenses	195,742	95,773
Interest	28	
	2,912,894	2,621,943
Income before income taxes	394,366	190,370
Provision for income taxes	158,875	86,793
Net income	$ 235,491	$ 103,577

The accompanying notes are an integral part of these consolidated financial statements.

TRUE NORTH FINANCIAL SERVICES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

For the Years Ended December 31, 2006 and 2005

	Common Stock	Paid-in Capital	Retained Earnings	Total
Balance, December 31, 2004	$90,000	$1,681,166	$227,950	$1,999,116
Net income			103,577	103,577
Balance, December 31, 2005	90,000	1,681,166	331,527	2,102,693
Net income			235,491	235,491
Balance, December 31, 2006	$90,000	$1,681,166	$567,018	$2,338,184

The accompanying notes are an integral part of these consolidated financial statements.

TRUE NORTH FINANCIAL SERVICES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2006 and 2005

	2006	2005
Cash flows from operating activities:		
Net income	$ 235,491	$103,577
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation of fixed assets and amortization of leasehold improvements	57,875	56,124
Amortization of intangible assets and license agreement	78,830	72,298
Deferred tax benefit	(8,138)	(2,940)
(Increase) decrease in operating assets:		
Other assets	(22,883)	(582)
Commissions receivable	53,294	(97,205)
Prepaid taxes	43,550	2,096
Prepaid expenses	(9,785)	1,759
Increase (decrease) in other liabilities:		
Deferred revenue		(1,074)
Accrued commissions payable	19,440	23,037
Accrued expenses and other liabilities	86,670	(54,657)
Total adjustments	298,853	(1,144)
Net cash provided by operating activities	534,344	102,433
Cash flows from investing activities:		
Purchases of furniture, equipment, and leasehold improvements	(18,110)	(43,608)
Purchases of intangible assets	(43,750)	
Net cash used in investing activities	(61,860)	(43,608)
Increase in cash and cash equivalents	472,484	58,825
Cash and cash equivalents at beginning of period	539,625	480,800
Cash and cash equivalents at end of period	$1,012,109	$539,625
Supplemental cash flows disclosure:		
Income taxes paid	$123,463	$87,637

The accompanying notes are an integral part of these consolidated financial statements.

TRUE NORTH FINANCIAL SERVICES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2006 and 2005

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

True North Financial Services Inc., (Company) is a wholly-owned subsidiary of Hoosac Bank, which is a wholly-owned subsidiary of MountainOne Financial Partners, Inc. which is a wholly-owned subsidiary of MountainOne Financial Partners, MHC. The Company is a Massachusetts corporation.

True North Financial Services, Inc. is a non-clearing broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Municipal Securities Rulemaking Board (MSRB) and the National Association of Securities Dealers (NASD). The Company is also an Independent Investment Advisor.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

BASIS OF PRESENTATION:

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary True North Insurance Agency, Inc. (Insurance Agency) and the Insurance Agency's wholly-owned subsidiary True North Benefits Administrators, Inc. (Benefit Administrators). The Company is engaged as a securities broker-dealer and its primary business is comprised of agency transactions, investment advisory and broker or management consultation. The Insurance Agency is engaged primarily as an insurance agent. The Benefit Administrators provides employee benefits administrative services for employees. Benefits Administrators was dissolved in 2005.

ADVERTISING COSTS:

The Company expenses the costs of non-direct response advertising as incurred. Direct-response advertising is capitalized and amortized over its expected period of future benefits. Advertising expense was $18,194 in 2006 and $16,001 in 2005.

COMMISSIONS RECEIVABLE:

Commissions receivable represents the commissions due from investment companies on the sale of investment products, including stocks, bonds, mutual funds, and variable annuities; and from other companies on the sale of life, accident and health and group insurance products. Management establishes an allowance for the variance between commissions recorded at the time of sale and the actual amount expected to be collected. Management has determined that the appropriate allowance as of December 31, 2006 and 2005 is $4,400 and $4,400, respectively.

INCOME TAXES:

The Company and its Subsidiary are included in the consolidated federal income tax return filed by Hoosac Bank. Federal income taxes are calculated on the consolidated federal income tax rate, and the amount of current tax or benefit calculated is either remitted to or received from Hoosac Bank. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the consolidated financial statements for the changes in deferred tax liabilities or assets between periods.

DEPRECIATION AND AMORTIZATION OF FIXED ASSETS:

Depreciation is provided on a straight-line basis using estimated useful lives of three to fifteen years for furniture and equipment. Leasehold improvements are amortized over the economic useful life of the improvement or the term of the lease, whichever is shorter. Depreciation and amortization expense for the years ended December 31, 2006 and 2005 was $57,875 and $56,124, respectively.

STATEMENTS OF CASH FLOWS:

For purposes of the consolidated statements of cash flows, the Company has defined cash equivalents as cash and due from bank, money market mutual funds and deposits with clearing organization.

RECENT ACCOUNTING PRONOUNCEMENTS:

In February 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 155, "Accounting for Certain Hybrid Instruments" (SFAS 155), which permits, but does not require, fair value accounting for any hybrid financial instrument that contains an embedded derivative that would otherwise require bifurcation in accordance with SFAS 133. The statement also subjects beneficial interests issued by securitization vehicles to the requirements of SFAS No. 133. The statement is effective as of January 1, 2007. The adoption of SFAS 155 is not expected to have a material impact on the Company's financial condition and results of operations.

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets- an amendment of FASB Statement No. 140" (SFAS 156). SFAS 156 requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in specific situations. Additionally, the servicing asset or servicing liability shall be initially measured at fair value; however, an entity may elect the "amortization method" or "fair value method" for subsequent balance sheet reporting periods. SFAS 156 is effective as of an entity's first fiscal year beginning after September 15, 2006. Early adoption is permitted as of the beginning of an entity's fiscal year, provided the entity has not yet issued financial statements, including interim financial statements, for any period of that fiscal year. The Company does not expect the adoption of this statement to have a material impact on its financial condition, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles (GAAP) and enhances disclosures about fair value measurements. SFAS 157 retains the exchange price notion and clarifies that the exchange price is the price that would be received for an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date. SFAS 157 is effective for the Company's consolidated financial statements for the year beginning on January 1, 2008, with earlier adoption permitted. The Company does not expect the adoption of this statement to have a material impact on its financial condition, results of operations or cash flows.

NOTE 3 - CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various brokerage activities in which counterparties primarily include broker-dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 4 - COMMITMENTS AND CONTINGENT LIABILITIES

In May 2001, the Company entered into a 15 year lease of office space at 85 Main Street, North Adams, Massachusetts commencing January 1, 2002. The lessor is an unrelated third party. The fixed minimum rent for the lease term is $4,100 monthly. The lease provides for renewal options for 3 additional 5 year terms. In addition, the Company is responsible for a 7% fractional share of increases in certain other expenses over the base year (2001) expenses. Rent expense for the years ended December 31, 2006 and 2005 amounted to $49,200 and $49,200, respectively.

The Company leases office space at 296 Main Street, Williamstown, Massachusetts under a five year lease commencing March 1, 2004. The lessor is Hoosac Bank. The basic fixed annual rent is $4,320. Rent expense for the years ended December 31, 2006 and 2005 was $4,320 per year. Occupancy costs are borne by the lessor.

The Company leases office space at 56 Main Street, Orleans, Massachusetts under a 3 year lease renewed on May 1, 2006. The lessor is an unrelated third party. The minimum rent is $961 monthly and adjusts each year based on the Consumer Price Index. Rent expense for the years ended December 31, 2006 and 2005 was $11,315 and $11,003, respectively.

The Company leases office space at One West Street, Pittsfield, Massachusetts under a 3 year lease commencing October 1, 2004. The lessor is an unrelated third party. The initial minimum rent was $1,146 monthly. This amount will increase annually by $48 per month over the remaining term of the lease. The Company has the option to extend the lease for a three-year period. Rent expense for the years ended December 31, 2006 and 2005 was $14,468 and $13,895, respectively.

The Company has operating leases for equipment. Lease expense under these leases for the years ended December 31, 2006 and 2005 was $10,798 and $9,895, respectively. The Company also leased an automobile through March 2005, and the related lease expense recognized in the year ended December 31, 2005 amounted to $1,401.

The following is a schedule by years of future minimum rental payments required under operating leases that have initial or remaining noncancellable lease terms in excess of one year as of December 31, 2006:

2007	$ 81,200
2008	66,032
2009	53,763
2010	49,200
2011	49,200
Thereafter	246,000
Total minimum lease payments	$545,395

On September 30, 2004 the Company entered into a Web Software Access License Agreement (the "Agreement") with a third party vendor. The Company paid a $15,000 base installment fee at contract signing (which was included in other assets). Under the Agreement the Company has a license to access a web-based consolidated statement and portfolio management system and related applications, data bases and websites. Subscription fees are payable at the greater of a $3,000 per month minimum based upon ten active users (as defined in the Agreement) at $300 per user, per month or based upon 100% of the total number of advisors at $300 per advisor per month. The Company also elected Web Services at a $300 per month minimum integration charge or $30 per user per month, whichever is greater. The Agreement commenced on September 30, 2004 and expires on December 31, 2007. The Agreement automatically renews for successive one year periods unless either party notifies the other of its intent not to renew within ninety days prior to the expiration date. Amortization of the base fee amounted to $5,000 in 2006 and 2005.

NOTE 5 - EMPLOYEE BENEFITS

Employees of the Company can become eligible to participate in the defined benefit pension plan and 401(k) plan sponsored by MountainOne Financial Partners, Inc. (MOFP).

The MOFP 401(k) Plan is a multi-employer discretionary contribution retirement plan sponsored by MOFP. Employees are eligible after reaching age 21 and if credited with 30 days of service. Eligible employees may defer a percentage of their compensation up to the maximum amount allowed by law. Matching and profit sharing contributions by the Company are discretionary and employees become eligible for purposes of receiving Company contributions after one year of service. No Company contributions were made in 2006 and 2005.

The MOFP Non-Contributory Defined Benefit Pension Plan is a multi-employer SBERA Pension Plan as adopted by MOFP. Employees are eligible after reaching age 21 and if credited with one year of service. The plan provides a monthly benefit upon retirement based on compensation and years of credited service. Expense for this plan amounted to $2,850 for the year ended December 31, 2006. The Company recorded a benefit for this plan in the amount of $3,008 for the year ended December 31, 2005.

In 2005 MOFP changed its method of allocating expense to the Company. Starting in 2005 the Company is billed quarterly and expense is based on these quarterly billings. In 2004 MOFP allocated pension expense to the Company based on an annual estimate which was reduced in 2005.

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2006, the Company had net capital of $301,557, which was $251,557 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 100%, or 1 to 1, as of December 31, 2006.

NOTE 7 - INCOME TAXES

The Company is included in the consolidated federal income tax return filed by Hoosac Bank. Consolidated federal income taxes are allocated to the Company at the consolidated federal income tax rate. The Company files its own state tax returns. The Company had no tax-related balances due to or from affiliates as of December 31, 2006 and 2005.

The current and deferred portions of income tax expense included in the consolidated statements of income as determined in accordance with SFAS No. 109, "Accounting for Income Taxes," are as follows for the years ended December 31:

	2006	2005
Current:		
Federal	$123,815	$57,911
State	43,198	31,822
	167,013	89,733
Deferred:		
Federal	(5,902)	(3,558)
State	(2,236)	618
	(8,138)	(2,940)
Total income tax expense	$158,875	$86,793

A reconciliation of the expense for income taxes with amounts determined by applying the U.S. statutory income tax rate to income before income taxes is as follows:

	2006	2005
Expected income tax expense at U.S. statutory tax rate of 34%	$134,084	$64,726
The effect of:		
Nondeductible expenses and other adjustments	(2,244)	656
Increase due to state taxes, net of U.S. federal income tax effects	27,035	21,411
Income tax expense	$158,875	$86,793

The Company had gross deferred tax assets and gross deferred tax liabilities as follows as of December 31:

	2006	2005
Deferred tax assets:		
Contribution	$ 3,274	$
Goodwill amortization	1,928	4,130
Allowance for bad debts	1,801	1,801
Other	409	410
Gross deferred tax assets	7,412	6,341
Deferred tax liability:		
Depreciation	(18,085)	(25,152)
Gross deferred tax liabilities	(18,085)	(25,152)
Net deferred tax liability	$(10,673)	$(18,811)

Deferred tax assets as of December 21, 2006 and 2005 have not been reduced by a valuation allowance because management believes that it is more likely than not that the full amount of deferred tax assets will be realized.

NOTE 8 - NOTE PAYABLE

The subsidiary of the Company had a $25,000 unsecured line of credit with Hoosac Bank that was terminated in 2006. Any outstanding notes were payable on a demand basis with no stated maturity. At December 31, 2005 the amount payable on the line of credit was $0. The line of credit agreement required payment of interest monthly that floated based on Hoosac Bank's prime rate. The interest expense related to the line of credit for 2006 and 2005 totaled $0.

NOTE 9 - RELATED PARTY TRANSACTIONS

As described in Note 4, annual rent expense for lease of office space from Hoosac Bank amounted to $4,320 for the years ending December 31, 2006 and 2005.

Included in commission revenue in the years ending December 31, 2006 and 2005 was $48,000 per year received from Hoosac Bank for investment advisory services. Investment advisory services are performed for Hoosac Bank under a contract signed February 20, 2002 that continued in effect until December 31, 2006. Under the contract the Company received $12,000 per quarter as investment advisor to Hoosac Bank plus commission income on securities trades made.

Commission income recorded by the Insurance Agency for the year ended December 31, 2006 includes $3,459 received from Hoosac Bank and $1,681 received from Coakley, Pierpan, Dolan & Collins Insurance Agency, Inc., a subsidiary of Hoosac Bank, and $2,050 from Williamstown Savings Bank, a subsidiary of MountainOne Financial Partners, Inc.

In 2006 and 2005, the Insurance Agency recorded $4,001 and $3,777, respectively, of commission income from a third party for employee benefits at MountainOne Financial Partners, Inc.

In 2006 and 2005, the Company recorded $26,487 and $13,851, respectively, of commission income from a third party for employee referrals and rollovers into the MountainOne Financial Partners, Inc. 401(k) Plan.

Benefits administration income recorded by Benefit Administrators for the year ended December 31, 2005 includes $3,565 received from Hoosac Bank, $1,776 received from Coakley, Pierpan, Dolan & Collins Insurance Agency, Inc., a subsidiary of Hoosac Bank, and $2,127 from Williamstown Savings Bank, a subsidiary of MountainOne Financial Partners, Inc.

NOTE 10 - CONSOLIDATED SUBSIDIARIES

The following amounts of the Company's wholly-owned subsidiary, True North Insurance Agency, Inc., and its wholly-owned subsidiary, Benefit Administrators, are included in the consolidated financial statements presented for 2006 and 2005:

	2006	2005
Total assets	$1,025,906	$905,170
Stockholder's equity	$ 809,737	$640,404

NOTE 11 - GOODWILL AND INTANGIBLE ASSETS

The Company's assets as of December 31, 2006 and 2005 include goodwill of $272,242 recognized in the acquisition of the Company by Hoosac Bank. An additional $60,000 of goodwill was recorded in 2004 for the purchase of an insurance agency from an independent contractor. The goodwill is subject to the impairment review requirements of SFAS No. 142. The Company evaluated its goodwill as of December 31, 2006 and 2005 and found no impairment.

A summary of acquired amortized intangible assets is as follows:

	As of December 31, 2006		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Covenants not to compete	$376,505	$144,674	$231,831
Customer lists	445,125	146,477	298,648
Total	$821,630	$291,151	$530,479

	As of December 31, 2005		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Covenants not to compete	$222,000	$112,216	$109,784
Customer lists	445,125	105,105	340,020
Total	$667,125	$217,321	$449,804

Aggregate amortization expense was $73,830 and $67,298 in 2006 and 2005, respectively. Amortization is being calculated on a straight-line basis.

Estimated aggregate amortization expense for each of the five years succeeding 2006, and thereafter, is as follows:

2007	$ 88,305
2008	88,082
2009	83,915
2010	78,082
2011	77,462
Thereafter	160,128
	$575,974

The following intangible assets are included in the above table.

The Company has an intangible asset (a management covenant not to compete) as of December 31, 2006 and 2005 in the amount of $100,000 that arose from the purchase of the Company by Hoosac Bank. This intangible asset is being amortized to expense over ten years on the straight-line method.

In 2002 the Company made two purchases of intangible assets as follows:

(1) $60,000 for a customer list and associated accounts and a covenant not to compete from an independent contractor who is now working for the Company. (2) $167,500 for a customer list and a covenant not to compete, from an individual now employed by the Company.

The cost of these intangible assets was allocated in proportion to the fair values acquired and is being amortized as follows:

> The $60,000 purchase was allocated to a $50,000 customer list being amortized over 10 years and a covenant not to compete for $10,000 being amortized over 67 months.
>
> The $167,500 purchase was allocated to a $100,500 customer list being amortized over 12 years and a covenant not to compete for $67,000 being amortized over 9 years.

In 2003 the Company made two purchases of intangible assets as follows:

(1) $30,000 for a customer list and associated accounts and a covenant not to compete from an employee of the Company. (2) $169,625 for a customer list from an individual now employed by the Company.

The cost of these intangible assets was allocated in proportion to the fair values acquired and is being amortized as follows:

> The $30,000 purchase was allocated to a $25,000 covenant not to compete being amortized over five years and $5,000 to a customer list being amortized over five years.
>
> The $169,625 purchase was allocated to a customer list and is being amortized over 12 years.

In 2004 the Company made a purchase of an insurance agency from an independent contractor. The $200,000 purchase ($64,000 paid in January 2005) was allocated in proportion to the fair values acquired, as follows.

(1) $120,000 for a customer list and associated accounts being amortized over 10 years. (2) $20,000 for a convenant not to compete being amortized over 8 years. (3) Goodwill recorded with the purchase amounted to $60,000.

In 2006, the Company purchased a covenant not to compete from an independent contractor who is now working for the Company. The Company paid $43,750 in 2006 and will pay a contingent amount to the employee equal to attributed revenue, per the agreement, from February 10, 2006 to April 10, 2007. The contingent cash payment shall be paid within fifteen days following determination of the final amount and the sum of the $43,750 cash payment already made plus the contingent cash payment shall not exceed $200,000. The cash payment made in 2006 is being amortized over 7 years. The contingent cash payment will be amortized over 70 months upon payment. As of December 31, 2006, the attributed revenues amounted to $110,755 and are included in intangible assets and as a liability at December 31, 2006.

NOTE 12 - NASD ARBITRATION

In July of 2004 two clients filed a statement of claim with NASD asserting a loss arising out of actions on the part of the Company. In 2005 the Company settled the claim in full for $25,000 which is recorded in other expense in 2005. In 2006, the NASD approved the Company's request to waive NASD as a party in the judicial confirmation of expungement relief based on the affirmative findings of the arbitration panel that the claim, allegation, or information is false. The judicial expungement order was confirmed in December of 2006.

SCHEDULE I

TRUE NORTH FINANCIAL SERVICES, INC.

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

	As of December 31,	
	2006	2005
Net Capital		
Total consolidated stockholder's equity	$2,338,184	$2,102,693
Deduct stockholder's equity of Subsidiary	(809,737)	(640,404)
Total stockholder's equity qualified for net capital	1,528,447	1,462,289
Deductions:		
Nonallowable assets:		
Furniture, equipment, and leasehold improvements, net	361,343	389,536
Intangible assets	695,898	599,897
Other assets	166,246	213,205
Total deductions	1,223,487	1,202,638
Net capital before haircuts on security position	304,960	259,651
Haircut on money market mutual fund	(3,403)	(2,100)
Net capital	$ 301,557	$ 257,551
Aggregate indebtedness		
Items included in consolidated statement of financial condition (except for debt of non broker-dealer subsidiary):		
Commissions payable	$ 86,805	$ 51,354
Accounts payable, accrued expenses and other	213,535	28,020
Total aggregate indebtedness	$ 300,340	$ 79,374
Computation of basic net capital requirement		
Minimum net capital required (6-2/3% of total aggregate indebtedness):	$ 20,022	$ 5,292
Minimum dollar net capital requirement in accordance with SEC Rule 15c3-1(a)(2)(iv)	$ 50,000	$ 50,000
Net capital requirement, greater of $20,022 or $50,000 in 2006 and greater of $5,292 or $50,000 in 2005	$ 50,000	$ 50,000
Excess net capital	$ 251,557	$ 207,551
Ratio: Aggregate indebtedness to net capital	100%	31%
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2006 and 2005)		
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 269,153	$ 255,121
Adjustments (net) after filing FOCUS report	32,404	2,430
Net capital as above	$ 301,557	$ 257,551

The Company is claiming exemption from schedules II (Computation for Determination of Reserve Requirements) and III (Information Relating to Possession or Control Requirements) under Rule 15c3-3 of the SEC. Such exemption claim is made because all customer transactions by True North Financial Services, Inc. are cleared through another broker-dealer on a fully disclosed basis or are done by application directly to a mutual fund or insurance company.

OATH OR AFFIRMATION

I, Richard C. Lamb, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of True North Financial Services, INc., as of December 31st, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President/CEO
Title

Notary Public



SUE A. O'NEIL
Notary Public
Commonwealth of Massachusetts
My Commission Expires
July 20, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SHATSWELL, MacLEOD & COMPANY, P.C.

CERTIFIED PUBLIC ACCOUNTANTS


RECEIVED
FEB 27 2007
203
SECTION

Board of Directors
True North Financial Services, Inc. and Subsidiary:

Report on Internal Control Required by SEC Rule 17a-5

In planning and performing our audit of the consolidated financial statements and supplemental schedules of True North Financial Services, Inc. and Subsidiary (the Company), for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.



83 PINE STREET • WEST PEABODY, MASSACHUSETTS 01960-3635 • TELEPHONE (978) 535-0206 • FACSIMILE (978) 535-9908
smc@shatswell.com www.shatswell.com

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD and the MSRB, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Shatswell, MacLeod + Company, P.C.

SHATSWELL, MacLEOD & COMPANY, P.C.

West Peabody, Massachusetts
February 21, 2007

END